Robert J. Rapport

Vice President & Controller

Marsh & McLennan Companies, Inc.

1166 Avenue of the Americas

New York, New York 10036

212 345 5260 Fax 201 284 4809

robert.j.rapport@mmc.com

August 21, 2007

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Mr. James B. Rosenberg

Senior Assistant Chief Accountant

Re:	Marsh & McLennan Companies, Inc.
Form 10-K for the year ended December 31, 2006
File No. 1-5998

Dear Mr. Rosenberg:

This letter provides the response of Marsh & McLennan Companies, Inc. (“MMC”) to the comments (reproduced in italics below) included in your August 8, 2007 letter to Michael G. Cherkasky.

Form 10-K for fiscal year ended December 31, 2006

Management’s Discussion of Critical Accounting Policies, page 46

1. You appear to indicate that critical accounting estimates are made in your revenue recognition processes but have not identified revenue recognition as a critical accounting policy. For example, in your risk and insurance services segment, “in many cases compensation may be negotiated in advance on the basis of the estimated value of services to be performed” and “revenue is affected by fluctuations in the amount of risk retained by insurance and reinsurance clients.” In your consulting segment, “Mercer HR earns significant revenue in the form of commissions received from insurance companies for the placement of group and occasionally individual insurance contracts.” We believe that you should explain the judgments and uncertainties surrounding your revenue recognition processes and the potential impact on your financial statements. In order to meet the principal objectives of MD&A, this disclosure should enable the investor to understand 1) management’s method for establishing the estimate; 2) to what extent and why management has adjusted their assumptions used to determine the estimate from the assumptions used in the immediately preceding period and 3) the potential variability in the most recent estimate and the impact this variability may have on future results, financial condition and liquidity. Please provide in a disclosure-type format a discussion of the methods and key assumptions used to make these estimates, quantify the impact of related changes in estimate for each period presented and quantify the impact of “reasonably likely” future changes in the key assumptions underlying critical accounting estimates in your revenue recognition processes.

.

August 21, 2007

Mr. James B. Rosenberg

SEC

Response to Comment 1:

Most estimates that impact MMC’s revenues are resolved prior to the billing and recognition of that revenue and, consequently, do not involve significant judgments or uncertainties surrounding the revenue recognition process. An example is the “estimated value of services” that forms the basis of the fee negotiations preceding client engagements for which MMC will be paid a fixed fee (rather than receiving a premium-based commission on the insurance coverage placed). These fee negotiations are based on the types and amounts of risks to be analyzed by MMC and ultimately placed into the insurance market or retained by the client. The negotiations result in agreement—before any recognition of revenue related to the engagement—on a fixed fee that is not subject to adjustment based on actual insurance placements made. Thus, while “estimates” are involved in the fee-setting process, they do not affect MMC’s recognition of the resultant revenue.

Similarly, the fact that MMC’s “revenue is affected by fluctuations in the amount of risk retained by clients” does not entail significant judgments or uncertainties surrounding the revenue recognition process itself. Particularly in commission-based engagements, the amount of risk retained by the client will affect MMC’s revenues. That is because in such an engagement MMC’s compensation is keyed to premiums on the insurance coverage MMC places; premiums depend on the scope of the coverage placed; and the scope of coverage in turn hinges on the client’s degree of risk retention. The client’s degree of risk retention, however, is established prior to the placement of coverage. MMC does not recognize any revenue prior to the placement of a policy. The revenue impact of the client’s retention decision is therefore reflected in the amount of revenue recognized at the time of placement, and does not entail judgments or uncertainties in the revenue recognition process.

MMC’s disclosures cited in your letter—as well as other disclosures, such as those relating to pricing conditions in the risk and insurance services market on page 34 of MMC’s 2006 Form 10-K—are intended to provide information that will allow a reader of the financial statements to understand that MMC’s past and future revenue for performing comparable work may fluctuate, in part due to factors that are outside MMC’s control. The potential for these factors to affect MMC’s level of revenue does not imply, however, that the actual process of recognizing the revenue depends upon critical accounting estimates.

MMC believes revenue recognition is a significant accounting policy and that understanding its revenue recognition policies is an important aspect of understanding MMC’s results of operations. In its MD&A, MMC has discussed those accounting policies which it believes involve the most significant levels of management judgment, estimation or assumptions. For the reasons noted above, MMC believes its revenue recognition policies do not meet that criterion and, therefore, have not been included in the discussion of critical accounting policies in its filings. MMC will continue to monitor the changes in the nature of services it provides and the way its revenue is earned as the marketplace evolves, which may result in our determination in the future that revenue recognition is a critical accounting policy.

August 21, 2007

Mr. James B. Rosenberg

SEC

Form 10-Q for the quarter ended March 31, 2007

Consolidated Balance Sheets, page 5

2. You reported assets of discontinued operations at December 31, 2006, amounting to $1,921 million as compared to $2,950 million in assets for Investment Management (Putnam) in Note 17 to your 2006 consolidated financial statements. Please explain to us this apparent inconsistency.

Response to Comment 2:

The difference between the assets of the investment management segment ($2,950 million) reported in MMC’s 2006 Form 10-K and the assets of discontinued operations ($1,921) reported in MMC’s March 31, 2007 Form 10-Q results from inter-company loans and accounts receivable that are assets of Putnam. The inter-company balances are part of the segment’s assets and in accordance with paragraph 29 of SFAS 131, were not eliminated or adjusted in the amounts reported in the 2006 Form 10-K. However, under the terms of the stock purchase agreement with Great-West Lifeco Inc., inter-company balances were excluded from the assets disposed in the transaction. Therefore, Putnam’s inter-company balances were eliminated from the assets reported in the balance sheet caption “assets of discontinued operations” in MMC’s March 31, 2007 Form 10-Q.

* * * * *

MMC acknowledges that:

▪	the company is responsible for the adequacy and accuracy of the disclosure in the filings;
▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
▪	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
▪

We understand that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filing or in response to your comments on our filing.

If you have any questions concerning this information, please feel free to contact me directly.

Sincerely,

/s/ Robert J. Rapport

Robert J. Rapport

Vice President & Controller

Copy:	M. G. Cherkasky
P. J. Beshar
M. B. Bartley